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                                                                       EXHIBIT 8

                          [DEUTSCHE BANK LETTERHEAD]

July 26, 1999

Board of Directors
Host Marriott Services Corporation
6600 Rockledge Drive
Bethesda, Maryland 20817
Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Host Marriott Services Corporation ("HMS" or the "Company") in connection with the proposed acquisition of the Company by Autogrill S.p.A., a corporation organized under the laws of the Republic of Italy ("Autogrill"), pursuant to the Agreement and Plan of Merger, dated July 26, 1999 among the Company, Autogrill and Autogrill Acquisitions, Inc. ("Sub"), a wholly-owned subsidiary of Autogrill, (the "Merger Agreement"), pursuant to which Autogrill will commence a tender offer (the "Tender Offer") for all the outstanding shares of the Company's Common Stock, no par value, (the "Company Common Stock"), at a price of $15.75 per share (the "Consideration"), net to the seller in cash, and, after the consummation of the Tender Offer, the Sub will merge with and into the Company (the "Merger", and the Merger and the Tender Offer together, the "Transaction"), and each outstanding share of Company Common Stock not acquired in the Tender Offer, other than shares of Company Common Stock held in treasury or held by Autogrill or as to which dissenters' rights have been perfected, will be converted into the right to receive in cash, without interest, the same consideration per share paid in the Tender Offer. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by them in the Transaction.

     In connection with Deutsche Bank's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Bank has also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain other relevant companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable, (iv) reviewed the financial terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they
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                          [DEUTSCHE BANK LETTERHEAD]

have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company contained in the Agreement and Plan of Merger are true and correct and all conditions to the obligations of the Company to consummate the Transaction will be satisfied without any waiver thereof.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to accept the Tender Offer. This opinion is limited to the fairness, from a financial point of view, to the Company of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction. A significant portion of such fee is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). Over the past three years we have provided financial advisory services to HMS, for which we were paid a retainer fee. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration to be paid to the holders of Company Common Stock in connection with the Transaction is fair, from a financial point of view, to such holders.

                                        Very truly yours,

                                        DEUTSCHE BANK SECURITIES INC.